

December 23, 2013

Via E-mail
David P. Storch
Chief Executive Officer
AAR Corp.
One AAR Place
1100 N. Wood Dale Road
Wood Dale, IL 60191

     Re: **AAR Corp.**
            Amendment No. 1 to Registration Statement on Form S-4
            Filed December 11, 2013
            File No. 333-191850

Dear Mr. Storch:

We have reviewed your responses to the comments in our letter dated November 12, 2013 and have the following additional comments.

Exhibit 5.3

1. We note your response to our prior comment 4 and reissue. It appears that an implicit limitation on reliance remains in the revised opinion. Additionally, the second sentence of the last paragraph on page 8 appears to contain an express limitation on reliance. Purchasers in the offering are entitled to rely unconditionally on the legality opinion. Please revise or provide us with the legal basis supporting the limitations contained in the revised opinion. Please refer to Section II. B. 3.d. to Staff Legal Bulletin No. 19, Legality and Tax Opinions, available on our website, at www.sec.gov.

Exhibit 5.4

2. We note your response to our prior comment 5 and reissue in part. We note the statement that the opinion may not be used for any other purpose without counsel's prior written consent. We believe that such statement provides a limitation on reliance by purchasers in the offering. Please revise.

You may contact Ryan Adams at (202) 551-3191 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: <u>Via E-mail</u>
Robert J. Minkus
Schiff Hardin LLP